Exhibit (a)(5)(D)

To:	Huttig Management Team
From:	Jon Vrabely
Date:	March 29, 2022
Re:	Woodgrain Merger Update and Rules of Engagement

I want to provide you with a brief status update since publicly announcing the merger agreement last Monday for Woodgrain to purchase all of the outstanding shares of the Company. Over the past week, we completed our requirements and filed our response to Woodgrain’s Tender Offer to purchase all of the HBP shares. We have also completed, and will be filing later this week, our requirements to comply with the Hart-Scott-Rodino Antitrust Improvements Act.

Completing these two highly technical legal filings are the first two critically important steps in moving the process forward towards successfully completing the transaction. The next steps in the process are to monitor the shares the Company’s stockholders are tendering and to wait for the US antitrust authorities to clear the transaction. Barring any unanticipated delays, it is possible that we could close the transaction in the next four to five weeks.

Until such time that the transaction closes, it is business as usual. Until Woodgrain’s tender offer is completed and the antitrust authorities clear the transaction, Woodgrain does not own Huttig, and our primary duty continues to be to our shareholders. Woodgrain is a valued supplier of Huttig, and to the extent that any member of the Woodgrain organization contacts you directly, requests information, data, or reports from you, or attempts to set an appointment with you to visit the location, the request(s) must be as part of our normal course of business with Woodgrain, as our supplier. Woodgrain cannot make these types of request to you, or of you, for any other reason than our current supplier – customer relationship.

As a public company, we have very stringent governance, reporting, and legal requirements as administered by the US Securities and Exchange Commission. To that end, if you are contacted by anyone from Woodgrain with any request that is outside of the scope of our customer – supplier relationship, please do not respond and immediately notify Rebecca Kujawa, our Senior Vice President and General Counsel. If anyone outside the organization asks you about the transaction, please direct him or her to our public filings and do not comment further. As a public company, we are required to make every aspect of this transaction transparent to our shareholders. By following these few simple rules, I am confident that we will continue to meet our obligations to our shareholders and will do our part in successfully completing the transaction.

I want to thank you for your incredible contribution to our success and encourage you to stay focused and keep up the great work!

555 Maryville University Drive; Suite 400 St. Louis, MO 63141	1

Cautionary Note Regarding Forward-Looking Statements

This communication contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 related to the Company’s management’s expectations about future conditions, including statements regarding the proposed transaction with Woodgrain Inc., including the expected timing, completion and effects of the transaction. In some cases, forward-looking statements include, without limitation, any statement that may project, indicate or imply future results, events, performance or achievements, and may contain the words “expect,” “intend,” “plan,” “anticipate,” “estimate,” “believe,” “may,” “will be,” “will continue,” “will likely result” and similar expressions. Actual business, market or other conditions may differ materially from management’s expectations and, accordingly, may affect the Company’s sales and profitability, liquidity and future value. Any forward-looking statements represent management’s views only as of today and should not be relied upon as representing management’s views as of any subsequent date, and the Company undertakes no obligation to update any forward-looking statement.

Among the risks, contingencies and uncertainties that could cause actual results to differ from those described in the forward-looking statements or could result in the failure of the proposed transaction to be completed are the following: the failure to obtain the necessary minimum tender of shares of the Company’s Common Stock; the failure to obtain necessary regulatory or other governmental approvals for the proposed transaction, or if obtained, the possibility of being subjected to conditions that could result in a material delay in, or the abandonment of, the proposed transaction or otherwise have an adverse effect on the Company; continued availability of financing or alternatives for the financing provided in the Woodgrain debt commitment letter; the failure to satisfy required closing conditions; the risk that the proposed transaction may not be completed in a timely manner or at all; the effect of restrictions placed on the Company and its subsidiaries’ ability to operate their businesses under the Merger Agreement between the Company and Woodgrain, including the Company’s ability to pursue alternatives to the proposed transaction; the risk of disruption resulting from the proposed transaction, including the diversion of the Company management’s attention from ongoing business operations; the effect the announcement of the proposed transaction on the Company’s ability to retain and hire key employees; the effect of the announcement of the proposed transaction on the Company’s business relationships, operating results and businesses generally; the outcome of any legal proceedings that may be instituted against the Company related to the proposed transaction; the amount of the costs, fees and expenses related to the proposed transaction; and the occurrence of any event giving rise to the right of a party to terminate the Merger Agreement.

Information describing other risks and uncertainties affecting the Company that could cause actual results to differ materially from those in forward-looking statements may be found in the Company’s filings with the Securities and Exchange Commission (“SEC”), including, but not limited to, the “Risk Factors” in the Company’s most recent Annual Report on Form 10-K.

Notice to Investors and Security Holders

This communication relates to a tender offer (the “Offer”) and merger involving the Company and Woodgrain. This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval. The Offer has commenced and Woodgrain has filed a tender offer statement on Schedule TO, and the Company has filed a solicitation/recommendation statement on Schedule 14D-9, with the SEC with respect to the Offer. THE TENDER OFFER MATERIALS (INCLUDING AN OFFER TO PURCHASE, A RELATED LETTER OF TRANSMITTAL AND CERTAIN OTHER OFFER DOCUMENTS) AND THE SOLICITATION/RECOMMENDATION STATEMENT ON SCHEDULE 14D-9 CONTAIN IMPORTANT INFORMATION. HOLDERS OF SHARES OF COMPANY COMMON STOCK ARE URGED TO READ THESE DOCUMENTS CAREFULLY BECAUSE THEY CONTAIN IMPORTANT INFORMATION THAT HOLDERS SHOULD CONSIDER BEFORE MAKING ANY DECISION REGARDING TENDERING THEIR SHARES. Investors and security holders are able to obtain the tender offer materials and any other documents filed with the SEC free of charge at the SEC’s web site, www.sec.gov and, to the extent filed by the Company with the SEC, the Company’s website, www.huttig.com, or by a request in writing to the Company at 555 Maryville University Drive, Suite 400, St. Louis, Missouri 63141, Attention: Corporate Secretary. In addition, copies of the tender offer materials filed with the SEC by Woodgrain and Merger Sub can be obtained free of charge by directing a request to the Information Agent for the Offer, which is named in the Schedule TO.

555 Maryville University Drive; Suite 400 St. Louis, MO 63141	2